FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

1 March 2016

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with DTR 3.1.2 R and 3.1.4 R(1)(a).

Awards of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") have been made to the Executive Directors in accordance with the remuneration policy approved by shareholders on 23 May 2014.

The awards were made in London and are based upon the closing Share price on the London Stock Exchange on 26 February 2016 of £4.6735.

Group Performance Share Plan Award

On 29 February 2016, awards were made under the Group Performance Share Plan ("GPSP Award") as part of variable pay for the performance year ended 31 December 2015. The GPSP Awards will vest after five years. Upon vesting, the Shares must be retained while the individual is employed by HSBC. The GPSP Awards were determined by assessing performance against financial and non-financial metrics, as detailed in the Directors' remuneration report in the 2015 annual report and accounts.

Directors

Name	Shares awarded
Stuart Gulliver	421,232
Iain Mackay	235,654
Marc Moses	235,654

Other PDMRs

Name	Shares awarded
Samir Assaf	65,268
Peter Boyles	28,792
Patrick Burke	52,952
John Flint	46,782
Pierre Goad	7,361
Pam Kaur	23,004
Stuart Levey	50,351
Andy Maguire	38,618
Peter Wong	48,819

Group Performance Share Award Plan

On 29 February 2016, awards were made under the Group Performance Share Award Plan ("GPS Award") as part of variable pay for the performance year ended 31 December 2015. The GPS Awards will vest after five years in March 2021.

Other PDMRs

Name	Shares awarded
Mohammad Al Tuwaijri	33,820
Paulo Maia	25,648
Antonio Simoes	35,668

Annual Incentive awards

On 29 February 2016, awards of (i) deferred and (ii) non-deferred Shares in the Company were made under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2015 and comprise part of the Group's annual incentive arrangements. The awards were determined by assessing performance against financial and non-financial metrics, as detailed in the Directors' remuneration report in the 2015 annual report and accounts. Under the annual incentive awards, the net Shares vested are required to be retained for six months.

(i) Deferred award

The award will vest in three tranches in March 2017, 2018 and 2019.

Directors

Name	Shares awarded
Stuart Gulliver	68,845
Iain Mackay	68,556
Marc Moses	53,065

Other PDMRs

Name	Shares awarded
Mohammad Al Tuwaijri	91,316
Samir Assaf	176,225
Peter Boyles	77,740
Patrick Burke	142,970
John Flint	126,312
Pierre Goad	13,250
Pam Kaur	62,110
Stuart Levey	135,949
Andy Maguire	104,269
Paulo Maia	69,251
Antonio Simoes	96,304
Peter Wong	131,812

(ii) Non-deferred award

Directors

Name	Shares awarded	Shares sold in respect of Income Tax and National Insurance liabilities at £4.5755 per Share	Net Shares vested
Stuart Gulliver	45,897	21,572	24,325
Iain Mackay	45,704	21,481	24,223
Marc Moses	35,376	16,627	18,749

Other PDMRs

Name	Shares awarded	Shares sold in respect of Income Tax and National Insurance liabilities at £4.5755 per Share	Net Shares vested
Mohammad Al Tuwaijri	60,877	0	60,877
Samir Assaf	117,483	55,218	62,265
Peter Boyles	51,827	23,323	28,504
Patrick Burke	95,313	53,204	42,109
John Flint	84,208	39,578	44,630
Pierre Goad	19,876	9,342	10,534
Pam Kaur	41,407	19,462	21,945
Stuart Levey	90,633	42,598	48,035
Andy Maguire	69,512	32,671	36,841
Paulo Maia	46,167	18,585	27,582
Antonio Simoes	64,202	30,175	34,027
Peter Wong	87,875	13,182	74,693

UK Share Incentive Plan

On 29 February 2016, HSBC Holdings plc was advised that under the HSBC Holdings UK Share Incentive Plan the following acquisitions of US$0.50 ordinary shares (the "Shares") took place in London on that date.

Director

Name	Price per Share	Shares acquired
Douglas Flint	£4.5326	34

Other PDMR

Name	Price per Share	Shares acquired
Pierre Goad	£4.5326	28

Acquisition of Ordinary Shares

The Company was advised today that the following acquisition of Shares took place in London on 1 March 2016.

Director

Name	Price per Share	Shares acquired
Paul Walsh*	£4.6218	5,000

*The Shares were purchased by a company in which Paul Walsh is the 100% beneficial owner.

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on +44 (0)20 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                      By:

                                                                                      Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                   Date: 01 March 2016